Exhibit 99.1

Obsidian Energy Appoints Stephen Loukas Interim President & CEO and Makes Other

Appointments to Management Team including Peter Scott as the Senior Vice President, CFO

Announces Reconfirmation of the Company’s Syndicated Credit Facility

Provides Operational and Hedging Update

Approval of the $49.4 Million First Half 2020 Capital Plan

CALGARY, December 2, 2019 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, NYSE – OBE.BC) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce the appointment of Stephen E. Loukas as Interim President and CEO, effective December 5, 2019. Mr. Loukas will succeed current Interim President and CEO, Michael J. Faust, who will return to his prior position of Independent Director and take on new responsibilities as Chair of the Commercial Committee.

Gordon Ritchie, Chairman of the Board of Directors (“Board”), commented “I would like to thank Mike for his willingness to step in as Interim President and CEO during such a critical phase in Obsidian Energy’s history. His strong leadership and experience was evident as he guided the organization through our new strategy of Cardium only primary development. During the three, very strong, quarters under his stewardship, the Company transformed itself into a much lower cost, highly focused Cardium developer and is well positioned as we enter 2020. As we move into the later stages of our previously announced strategic alternatives process, the Board will continue to leverage our various strengths. Having Stephen step into the Interim President and CEO role at this time will enable the Company to take advantage of his vast experience in corporate transactions and capital markets to guide us through the next period of this process. The reactivated Commercial Committee will ensure that the transition is seamless and that the Company maintains the advantage of Mike’s expertise.”

Mr. Faust states “Having achieved the upfront goals of: (i) transforming Obsidian Energy to a Cardium focused development program; (ii) the announcement and implementation of a significant cost savings plan to improve the Company’s competiveness, the impact of which will become more visibly evident during 2020; and (iii) the development and approval of the Company’s 2020 capital development and operating plan which will continue Obsidian Energy’s focus on Cardium primary development; I feel now is an appropriate time to transition out of the Interim President and CEO role. I have worked very closely with Stephen for approaching two years, and I am very confident that he has the right skill set to lead Obsidian Energy through the remainder of the strategic alternative process.”

Additional Executive Announcements

Obsidian Energy is pleased to announce the hiring of Mr. Peter Scott as Senior Vice President and Chief Financial Officer, effective December 2, 2019, replacing David Hendry. Mr. Scott has over 30 years of business and financial experience including more than 20 years as Chief Financial Officer of public and private companies. Mr. Scott has been responsible for a wide variety of functional areas including finance, accounting, tax, budgeting and planning, investor relations, insurance, legal, marketing and general administration. Mr. Scott has been intimately involved in a wide variety of business transactions including debt and equity financings, corporate and property acquisitions and dispositions and initial public offerings. Peter’s most recent public company role was Senior Vice President and Chief Financial Officer of Lightstream Resources Ltd.

Additionally, Obsidian Energy would like to announce the hiring of Mr. Gary Sykes in the position of Vice President, Commercial, replacing Andrew Sweerts, Mr. Sykes has worked in a variety of technical, operational and managerial positions in locations including the UK, Canada, Indonesia, the USA and the Middle East. From 2012 to 2016 Mr. Sykes was President, Qatar and Iraq for ConocoPhillips managing the company’s portfolio of regional assets, and since 2017 has been engaged in supporting a small Private Equity backed oil and gas venture. Mr. Sykes earned an Honors Degree in Mechanical Engineering from Glasgow University in 1990 and a Masters Degree in Petroleum Engineering from Heriot Watt University in Edinburgh in 1991.

Mr. Mark Hawkins has been promoted to Vice President Legal, General Counsel and Corporate Secretary. Mr. Hawkins has served as the corporate secretary since 2015 and was formerly the General Counsel and Corporate Secretary. Prior to joining the Company in March 2015, he was a senior associate with Fasken Martineau DuMoulin LLP in Vancouver from October 2010 to February 2015. Prior thereto, Mr. Hawkins was an associate with McCarthy Tetrault LLP in Calgary from June 2005 to October 2010. Mr. Hawkins has experience in corporate governance, securities and mergers and acquisitions law and has represented clients in a number of significant acquisitions and public offerings.

Reconfirmation of Existing Credit Facility

As previously disclosed, the Company has a reserve-based syndicated credit facility which is subject to a semi-annual borrowing base redetermination typically in May and November of each year. During the third quarter of 2019, the Company reached an agreement with its lenders whereby the underlying borrowing base of the syndicated credit facility and the amount available to be drawn under the syndicated credit facility remain at $550 million and $460 million, respectively. Under the agreement, an additional borrowing base redetermination is scheduled on February 28, 2020 when the revolving period ends, with the expiration of the term-out date of November 30, 2020.

Additionally, there are two reconfirmation dates on November 19, 2019 and January 20, 2020 whereby the commencement of the term-out period may be accelerated on November 30, 2019 and January 30, 2020, respectively. If the facility is not extended on or prior to February 28, 2020 or reconfirmed at the before mentioned dates, the Company would not be allowed to further draw on the syndicated credit facility and the amount outstanding would be due on November 30, 2020.

The Company advises that its borrowing base remained unchanged on November 19, 2019. As a result, the Company’s borrowing base and syndicated credit facility remain at $550 million and $460 million, respectively.

Update on Phase 2 Cardium Development

Obsidian Energy has completed drilling the 13 wells planned for 2019, with approval for nine wells in the first half of 2020, completing the Phase 2 program in the Willesden Green area. The Phase 2 program commenced in July 2019 and will be completed in March 2020. This campaign follows a very successful 19 well Phase 1 program, that was conducted from July 2018 to March 2019. Of the 13 wells drilled to date, 11 have been completed, and 7 are on production. Results have been strong, with improved drilling and completion efficiencies resulting in lower costs per well. Average costs for wells to date have been reduced to approximately $3.5 million per well from $3.8 million during the Phase 1 program.

Early production results are also very promising as production for the first 30 days has averaged 438 boed (73% oil) from the 7-24 two (2) well pad; and 575 boe/d (76% oil) from the Northern most 14-24 two (2) well pad. The 12-6 three (3) well pad came on production in mid-November. Initial rates over the first eight (8) days are very strong, averaging 630 boe/d (>90% oil). In addition, early flow back results (2-3 days) from the 2-18 two (2) well pad, and 3-29 two (2) well pad are consistent with recent results in the area, averaging 720 boe/d (90% oil) from the four wells. All 13 wells are expected to be on production before year end.

Approval First Half 2020 Capital Plan

The Board has approved a $49.4 million first half 2020 capital plan to fund the continued drilling of the remaining 9 wells in the Phase 2 program and other operational spending. All wells are expected to be completed prior to breakup.

Hedging Update

Recent volatility within oil and gas markets have allowed the Company to introduce some additional hedges for December 2019 and the first quarter 2020. Our hedge policy is designed to provide a level of certainty to our cash flow at levels that are constructive to our business.

Currently, the Company has the following oil and natural gas hedges in place:

	December 2019	January 2020
WTI $CAD	$C79.25	$76.40
Total bbl/day	3,950	5,000

	January 2020	February 2020
C$/GJ	$2.40	$2.33
Total GJ/day	23,000	18,000

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	GJ	gigajoule
bbl/day	barrels per day	GJ/day	gigajoule per day
boe/d	barrels of oil equivalent per day

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Please note that initial production and or peak rates are not necessarily indicative of long-term performance or ultimate recovery. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: that the Board will continue to leverage our various strengths as we move into the later stages of our previously announced strategic alternatives process; that having Mr. Loukas step into the role of Interim President and CEO will enable the Company to take advantage of his vast experience in corporate transactions and capital markets to guide us through the next period of this process; that the reactivation of the Commercial Committee will ensure that the transition is seamless and that the Company maintains the advantage of Mike’s operational expertise; the impacts of the costs savings to the Company competitiveness; how the Company will continue its Cardium primary development and expected drilling and completion timing and on production dates for Phase II of the program; and the capital program for the first half of 2020 and on production dates for those wells.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com